AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON January 14, 2000
-----------------------------------------------------------------------------

                                                         FILE NOS. _________
                                                                   811-07467

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                       POST-EFFECTIVE AMENDMENT NO.

                                     AND/OR

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940

                               AMENDMENT NO. 9 /X/

                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                               ONE ALLSTATE DRIVE
                                  P.O. BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                  516/451-5300
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
            (Name, Address and Telephone Number of Agent for Service)

                                   COPIES TO:
RICHARD T. CHOI, ESQUIRE                          TERRY R. YOUNG, ESQUIRE
FREEDMAN, LEVY, KROLL & SIMONDS           ALLSTATE LIFE FINANCIAL SERVICES, INC.
1050 CONNECTICUT AVENUE, N.W.                      3100 SANDERS ROAD
SUITE 825                                          NORTHBROOK, IL 60062
WASHINGTON, D.C. 20036-5366

Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   ALLSTATE CUSTOM PORTFOLIO VARIABLE ANNUITY



Allstate Life Insurance Company             Prospectus dated _____, 2000
of New York
P.O. Box 94038, Palatine, IL 60094-4038
Telephone Number:  1-800-692-4682


Allstate Life Insurance Company of New York ("Allstate New York") is offering the Allstate Custom Portfolio Variable Annuity, a group flexible premium deferred variable annuity contract ("Contract"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 29 investment alternatives ("investment alternatives"). The investment alternatives include the fixed account ("Fixed Account") and 28 variable sub-accounts ("Variable Sub-Accounts") of the Allstate Life of New York Separate Account A ("Variable Account"). Each Variable Sub-Account invests exclusively in shares of one of the following mutual fund portfolios ("Portfolios"):


AIM Variable Insurance Funds, Inc.:                      Oppenheimer Variable Account Funds:
  AIM V.I. Capital Appreciation Fund                       Oppenheimer VA Main Street Growth & Income Fund
  AIM V.I. Balanced Fund                                   Oppenheimer VA Aggressive Growth Fund
  AIM V.I. Growth Fund                                     Oppenheimer VA Strategic Bond Fund
  AIM V.I. International Equity Fund                     The Dreyfus Socially Responsible Growth Fund, Inc.:
  AIM V.I. Value Fund                                      Dreyfus Socially Responsible Growth Fund
  AIM V.I. Government Securities Fund                    Dreyfus Stock Index Fund:
  AIM V.I. High Yield Fund                                 Dreyfus Stock Index Fund
Fidelity Variable Insurance Products Fund (VIP):         Dreyfus Variable Investment Fund:
  Fidelity VIP Equity Income Portfolio                     Dreyfus VI Capital Appreciation Portfolio
  Fidelity VIP Overseas Portfolio                        Wells Fargo Variable Trust:
  Fidelity VIP Growth Portfolio                            Wells Fargo VT Equity Income Fund
Fidelity Variable Insurance Products Fund II (VIP II):     Wells Fargo VT Asset Allocation Fund
  Fidelity VIP II Contrafund Portfolio                     Wells Fargo VT Growth Fund
Fidelity Variable Insurance Products Fund III (VIP       Delaware Group Premium Fund, Inc.:
III):
  Fidelity VIP III Growth Opportunities Portfolio          Delaware GP Small Cap Value Series
Templeton Variable Products Series Fund:                   Delaware GP Trend Series
  Templeton Asset Allocation Fund - Class 2              HSBC Variable Insurance Funds:
  Templeton International Fund - Class 2                   HSBC VI Fixed Income Fund
                                                           HSBC VI Growth & Income Fund
                                                           HSBC VI Cash Management Fund


We (Allstate New York) have filed a Statement of Additional Information, dated _______, 2000, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page __ of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.


                         The Securities and Exchange Commission has not approved or disapproved the securities described in this prospectus, nor has it passed on the accuracy or the adequacy of this prospectus. Anyone who tells you otherwise is committing a federal crime.

                         The Contracts may be distributed through broker-dealers
                         that  have   relationships   with  banks   or  other
        IMPORTANT        financial institutions or by employees of such banks.
        NOTICES          However, the Contracts are not deposits, or obligations
                         of, or guaranteed by such institutions or any federal regulatory agency. Investment in the Contracts involves investment risks, including possible loss of principal.

                         The Contracts are not FDIC insured.

                         The Contracts are only available in New York.

TABLE OF CONTENTS

------------------------------------------------------------------------------




                                                                                          Page
                                 Important Terms........................................
          Overview               The Contract at a Glance...............................
                                 How the Contract Works.................................
                                 Expense Table..........................................
                                 Financial Information..................................



                                 The Contract...........................................

                                 Purchases..............................................
      Contract Features          Contract Value.........................................
                                 Investment Alternatives................................
                                          The Variable Sub-Accounts.....................
                                          The Fixed Account ............................
                                          Transfers.....................................
                                 Expenses..............................................
                                 Access To Your Money...................................
                                 Income Payments........................................
                                 Death Benefits.........................................



                                 More Information:
                                          Allstate New York.............................
                                          The Variable Account..........................
                                          The Portfolios................................
      Other Information                   The Contract .................................
                                          Qualified Plans ..............................
                                          Legal Matters.................................
                                          Year 2000.....................................
                                 Taxes..................................................
                                 Annual Reports and Other Documents.....................
                                 Performance Information................................
                                 Appendix A - Illustration of a Market Value Adjustment
                                 Appendix B - Withdrawal Adjustment Example ............
                                 Statement of Additional Information Table of Contents..



IMPORTANT TERMS

------------------------------------------------------------------------------



This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                         Page

           Accumulation Phase.......................................
           Accumulation Unit .......................................
           Accumulation Unit Value .................................
           Allstate New York ("We").................................
           Anniversary Values.......................................
           Annuitant................................................
           Automatic Additions Program .............................
           Automatic Portfolio Rebalancing Program..................
           Beneficiary .............................................
           Cancellation Period .....................................
          *Contract ................................................
           Contract Anniversary.....................................
           Contract Owner ("You") ..................................
           Contract Value ..........................................
           Contract  Year...........................................
           Death Benefit Anniversary ...............................
           Dollar Cost Averaging Program............................
           Due Proof of Death.......................................
           Fixed Account............................................
           Guarantee  Periods ......................................
           Income Plan .............................................
           Investment Alternatives .................................
           Issue Date ..............................................
           Market Value Adjustment .................................
           Payout Phase.............................................
           Payout Start Date .......................................
           Portfolios ..............................................
           Preferred Withdrawal Amount..............................
           Qualified Contracts .....................................
           Right to Cancel .........................................
           SEC......................................................
           Settlement  Value .......................................
           Systematic Withdrawal Program ...........................
           Treasury Rate ...........................................
           Valuation Date...........................................
           Variable Account ........................................
           Variable Sub-Account ....................................

         * The Allstate Custom Portfolio Variable Annuity is a group contract and your ownership is represented by certificates. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

THE CONTRACT AT A GLANCE

------------------------------------------------------------------------------



The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.


  ---------------------------------- -----------------------------------------

      Flexible Payments
                                     You can purchase a Contract  with as little
                                     as   $3,000   ($2,000   for  a   "Qualified
                                     Contract," which is a Contract issued with a qualified plan). You can add to your Contract as often and as much as you like, but each payment must be at least $100. You must maintain a minimum account size of $1,000.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Right to  Cancel               You may  cancel  your  Contract
                                     within 10 days after receipt ("Cancellation
                                     Period"). Upon cancellation we will return your purchase payments adjusted to the extent federal or state law permits to reflect the investment experience of any amounts allocated to the Variable Account.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Expenses                       You will bear the following expenses:

                                     o  Total Variable Account annual fees equal
                                        to 1.25% of average daily net Assets
                                     o  Annual contract maintenance charge of
                                        $30 (with  certain   exceptions)
                                     o  Withdrawal charges  ranging  from 0% to
                                        7% of  payment withdrawn (with certain
                                        exceptions)
                                     o  Transfer fee of $10 after 12th transfer
                                        in any Contract Year (fee currently
                                        waived)
                                     o  State premium tax (New York currently
                                        does not impose one).

                                     In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Investment
      Alternatives                   The Contract offers 29 investment
                                     alternatives including:

                                     o  the Fixed Account (which credits
                                        interest at rates we guarantee), and
                                     o  28 Variable Sub-Accounts investing in
                                        Portfolios offering professional money
                                        management by:

                                          A I M Advisors, Inc.
                                          Fidelity Management & Research Company
                                          Templeton Investment Counsel, Inc.
                                          OppenheimerFunds, Inc.
                                          The Dreyfus Corporation
                                          Wells Fargo Bank, N.A.
                                          Delaware Management Company
                                          HSBC Asset Management Americas Inc.

                                     To find out current rates being paid on the
                                     Fixed  Account,  or to  find  out  how  the
                                     Variable   Sub-Accounts   have   performed,
                                     please call us at 1-800-692-4682.

  ---------------------------------- -----------------------------------------

  ----------------------------------- ----------------------------------------

      Special Services                For your convenience, we offer these
                                      special services:

                                      o   Automatic Portfolio Rebalancing
                                          Program
                                      o   Automatic Additions Program
                                      o   Dollar Cost Averaging Program
                                      o   Systematic Withdrawal Program


  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Income Payments                 You  can  choose  fixed  income
                                      payments,  variable income payments,  or a
                                      combination  of the two.  You can  receive
                                      your   income   payments  in  one  of  the
                                      following ways:

                                      o  life income with guaranteed payments
                                      o  a joint and survivor life income with
                                         guaranteed payments
                                      o  guaranteed payments for a specified
                                         period  (5 to 30 years)

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Death  Benefits                 If you  die  before  the  Payout
                                      Start Date, we will pay the death benefit described in the Contract.

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Transfers                       Before  the  Payout  Start  Date,  you may
                                      transfer  your Contract  value  ("Contract
                                      Value") among the investment alternatives, with certain restrictions. Transfers to the Fixed Account must be at least $500.

                                      We do  not  currently  impose  a fee  upon
                                      transfers.  However,  we reserve the right
                                      to charge $10 per transfer  after the 12th
                                      transfer in each "Contract Year," which we
                                      measure   from  the  date  we  issue  your
                                      contract   or   a   Contract   anniversary
                                      ("Contract Anniversary").

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Withdrawals                     You  may  withdraw  some  or all  of  your
                                      Contract   Value  at  anytime  during  the
                                      Accumulation Phase.

                                      In general, you must withdraw at least $50 at a time. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old. A withdrawal charge and Market Value Adjustment also may apply.


  ----------------------------------- ----------------------------------------

HOW THE CONTRACT WORKS

------------------------------------------------------------------------------


     The Contract basically works in two ways.

     First, the Contract can help you (we assume you are the Contract owner) save for retirement because you can invest in up to 29 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "Accumulation Phase" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "Issue Date") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account. If you invest in the Fixed Account, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

     Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "Income Plans") described on page __. You receive income payments during what we call the "Payout Phase" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

     The timeline below illustrates how you might use your Contract.

   Issue                                              Payout Start
   Date            Accumulation Phase                        Date         Payout Phase
----------------------------------------------------------------------------------------------------------------------------
                   You save for retirement


You buy                                           You elect to receive income          You can receive       Or you can
a Contract                                        payments or receive a lump           income payments       receive income
                                                  sum payment                          for a set period      payments for life


     As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner, or if there is none, the Beneficiary will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner or, if none, to your Beneficiary. See "Death Benefits."

     Please call us at 1-800-692-4682 if you have any question about how the Contract works.

EXPENSE TABLE

------------------------------------------------------------------------------


The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Portfolios.


      ------------------------------------------------------------------------

      CONTRACT OWNER TRANSACTION EXPENSES

      Withdrawal Charge (as a percentage of purchase payments)*

      Number of Complete Years
      Since We Received the Purchase
      Payment Being Withdrawn:       0    1     2     3    4     5     6    7+

      Applicable Charge:             7%   6%    5%    4%   3%    2%    1%   0%

      Annual Contract Maintenance Charge............................$30.00**
      Transfer Fee..................................................$10.00***

      -------------------

      * Each Contract Year, you may withdraw up to 15% of purchase payments without incurring a withdrawal charge or a Market Value Adjustment.

      ** We will waive this charge in certain cases.  See "Expenses."

      ***Applies solely to the thirteenth and subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging or automatic portfolio rebalancing. We are currently waiving the transfer fee.


      ------------------------------------------------------------------------

      VARIABLE ACCOUNT ANNUAL EXPENSES
      (as a percentage of average daily net assets deducted from each Variable
       Sub-Account)
      Mortality and Expense Risk Charge.................................1.15%
      Administrative Expense Charge.....................................0.10%
                           Total Variable Account Annual Expenses.......1.25%


      ------------------------------------------------------------------------

  ----------------------------------------------------------------------------

  PORTFOLIO ANNUAL EXPENSES
   (as a percentage of Portfolio average daily net assets)(1)


                                                                                                                   Total Annual
                                                         Management            12b-1 Fee      Other Expenses     Portfolio Expenses
                                                            Fee              (after any fee   (after any fee       (after any fee
                                                    (after any fee waivers     waivers or       waivers or           waivers or
  Portfolio                                             or reductions)         reductions)      reductions)          reductions)
AIM Variable Insurance Funds, Inc.:
  AIM V.I. Capital Appreciation Fund                        0.62%                                   0.05%                0.67%
  AIM V.I. Balanced Fund(2)                                 0.00%                                   1.18%                1.18%
  AIM V.I. Growth Fund                                      0.64%                                   0.08%                0.72%
  AIM V.I. International Equity Fund                        0.75%                                   0.16%                0.91%
  AIM V.I. Value Fund                                       0.61%                                   0.05%                0.66%
  AIM V.I. Government Securities Fund                       0.50%                                   0.26%                0.76%
  AIM V.I. High Yield Fund(2)                               0.00%                                   1.13%                1.13%
Fidelity Variable Insurance Products Fund (VIP):
  Fidelity VIP Equity Income Portfolio(3)                   0.49%                                   0.08%                0.57%
  Fidelity VIP Overseas Portfolio(3)                        0.74%                                   0.15%                0.89%
  Fidelity VIP Growth Portfolio(3)                          0.59%                                   0.07%                0.66%
Fidelity Variable Insurance Products Fund II (VIP II):
 Fidelity VIP II Contrafund Portfolio(3)                    0.59%                                   0.11%                0.70%
Fidelity Variable Insurance Products Fund III (VIP III):
 Fidelity VIP III Growth Opportunities Portfolio            0.74%                                   0.15%                0.89%
Templeton Variable Products Series Fund:
  Templeton Asset Allocation Fund - Class 2                 0.70%               0.25%               0.08%                1.03%
  Templeton International Fund - Class 2                    0.79%               0.25%               0.07%                1.11%
Oppenheimer Variable Account Funds:
  Oppenheimer VA Main Street Growth & Income Fund           0.74%                                   0.05%                0.79%
  Oppenheimer VA Aggressive Growth Fund                     0.69%                                   0.02%                0.71%
  Oppenheimer VA Strategic Bond Fund                        0.74%                                   0.06%                0.80%
The Dreyfus Socially Responsible Growth Fund, Inc.:
  Dreyfus Socially Responsible Growth Fund                  0.75%                                   0.05%                0.80%
Dreyfus Stock Index Fund, Inc.:
  Dreyfus Stock Index Fund                                  0.25%                                   0.01%                0.26%
Dreyfus Variable Investment Fund:
  Dreyfus VI Capital Appreciation Portfolio                 0.75%                                   0.06%                0.81%
Wells Fargo Variable Trust
  Wells Fargo VT Equity Income Fund(4)                      0.55%                                   0.62%                1.00%
  Wells Fargo VT Asset Allocation Fund(4)                   0.55%                                   0.58%                1.00%
  Wells Fargo VT Growth Fund(4)                             0.55%                                   0.68%                1.00%
Delaware Group Premium Fund, Inc.:
  Delaware GP Small Cap Value Series                        0.75%                                   0.10%                0.85%
  Delaware GP Trend Series                                  0.75%                                   0.10%                0.85%
HSBC Variable Insurance Funds:
  HSBC VI Fixed Income Fund(5)                              0.00%                                   1.15%                1.15%
  HSBC VI Growth & Income Fund(5)                           0.33%                                   0.82%                1.15%
  HSBC VI Cash Management Fund(5)                           0.00%                                   0.93%                0.93%



Footnotes

(1)  Figures shown in the table are for the year ended December 31, 1998.

(2) Absent voluntary reductions and reimbursements for certain Portfolios, management fees, other expenses, and total Portfolio annual expenses expressed as a percentage of average net assets of the Portfolios would have been as follows:

  ------------------------------------------------------------------------------------------------------------------------

                                                            Management                                  Total Annual
  Portfolio                                                    Fees             Other Expenses       Portfolio Expenses
  ------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  AIM V.I. Balanced Fund                                       0.75%                  2.08%                 2.83%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  AIM V.I. High Yield Fund                                     0.63%                  1.87%                 2.50%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------

(3)  A portion of the brokerage  commissions that these Portfolios paid was used to reduce the Portfolios'  expenses.  In addition,  certain Portfolios,  or
     Fidelity  Management  & Research  Company on behalf of certain  Portfolios, have  entered  into  arrangements  with  their  custodian  whereby  credits realized  as a result  of  uninvested  cash  balances  were  used to reduce custodian  expenses.  Including these reductions,  total operating expenses would have been 0.58% for VIP Equity Income, 0.91% for VIP Overseas,  0.68%
     for VIP Growth, and 0.70% for VIP II Contrafund.

(4) Figures shown in the table are for the year ended December 31, 1998. Absent voluntary reductions and reimbursements for certain Portfolios, management fees, other expenses, and total Portfolio annual expenses expressed as a percentage of average net assets of the Portfolios would have been as follows:

  ------------------------------------------------------------------------------------------------------------------------

                                                            Management                                  Total Annual
  Portfolio                                                    Fees             Other Expenses       Portfolio Expenses
  ------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  Wells Fargo VT Equity Income Fund                            0.55%                  0.62%                 1.17%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  Wells Fargo VT Asset Allocation Fund                         0.55%                  0.58%                 1.13%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  Wells Fargo VT Growth Fund                                   0.55%                  0.68%                 1.23%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------

(5)  Figures  shown in the  table  are for the year  ended  December  31,  1998.
     Investors will be notified of any material revision or cancellation of a waiver or expense reimbursement, which may be terminated at any time at the option of HSBC Asset Management Americas Inc. Absent voluntary reductions and reimbursements for certain Portfolios, management fees, other expenses, and total Portfolio annual expenses expressed as a percentage of average net assets of the Portfolios would have been as follows:

  ------------------------------------------------------------------------------------------------------------------------

                                                            Management                                 Total Annual
  Portfolio                                                    Fees             Other Expenses      Portfolio Expenses
  ------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  HSBC VI Fixed Income Fund                                    0.55%                  2.16%                 2.71%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  HSBC VI Growth & Income Fund                                 0.55%                  0.93%                 1.48%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------
  HSBC VI Cash Management Fund                                 0.35%                  1.51%                 1.86%
  -------------------------------------------------- -- --------------------- ---------------------- ---------------------


EXAMPLE 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

o    invested $1,000 in a Variable Sub-Account,
o    earned a 5% annual return on your investment, and
o surrendered your Contract, or began receiving income payments for a specified period of less than 120 months, at the end of each time period.

The example does not include any taxes you may be required to pay if you surrender your Contract. The example does not include deductions for premium taxes because New York does not charge premium taxes on annuities.


SUB-ACCOUNT                                                    1 YEAR        3 YEARS      5 YEARS       10 YEARS
-----------                                                    ------        -------      -------       --------

AIM Variable Insurance Funds, Inc.:
  AIM V.I. Capital Appreciation                                $ 80          $105         $134          $233
  AIM V.I. Balanced                                            $ 85          $121         $160          $286
  AIM V.I. Growth                                              $ 80          $107         $136          $238
  AIM V.I. International Equity                                $ 82          $113         $146          $258
  AIM V.I. Value                                               $ 80          $105         $133          $231
  AIM V.I. Government Securities                               $ 81          $108         $138          $242
  AIM V.I. High Yield                                          $ 85          $120         $157          $280
Fidelity Variable Insurance Products Fund (VIP):
  Fidelity VIP Equity Income                                   $ 79          $102         $128          $222
  Fidelity VIP Overseas                                        $ 82          $112         $145          $256
  Fidelity VIP Growth                                          $ 80          $105         $133          $231
Fidelity Variable Insurance Products Fund II (VIP II):
  Fidelity VIP II Contrafund                                   $ 80          $105         $133          $231
Fidelity Variable Insurance Products Fund III (VIP III):
  Fidelity VIP III Growth Opportunities                        $ 82          $112         $145          $256
Templeton Variable Products Series Fund:
  Templeton Asset Allocation - Class 2                         $ 84          $117         $152          $270
  Templeton International - Class 2                            $ 84          $119         $156          $278
Oppenheimer Variable Account Funds:
  Oppenheimer VA Main Street Growth & Income                   $ 81          $109         $140          $245
  Oppenheimer VA Aggressive Growth                             $ 80          $107         $136          $237
  Oppenheimer VA Strategic Bond                                $ 81          $110         $140          $246
The Dreyfus Socially Responsible Growth Fund, Inc.:
  Dreyfus Socially Responsible Growth                          $ 81          $110         $140          $246
Dreyfus Stock Index Fund:
  Dreyfus Stock Index                                          $ 76          $ 93         $112          $188
Dreyfus Variable Investment Fund:
  Dreyfus VI Capital Appreciation                              $ 81          $110         $141          $247
Wells Fargo Variable Trust:
  Wells Fargo VT Equity Income                                 $ 83          $116         $151          $267
  Wells Fargo VT Asset Allocation                              $ 83          $116         $151          $267
  Wells Fargo VT Growth                                        $ 83          $116         $151          $267
Delaware Group Premium Fund, Inc.:
  Delaware GP Small Cap Value Series                           $ 82          $111         $143          $252
  Delaware GP Trend Series                                     $ 82          $111         $143          $252
HSBC Variable Insurance Funds:
  HSBC VI Fixed Income                                         $101          $168         $236          $429
  HSBC VI Growth & Income                                      $ 88          $130         $175          $316
  HSBC VI Cash Management                                      $ 92          $142         $194          $352


EXAMPLE 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments (for at least 120 months if under an Income Plan with a specified period), at the end of each period.


SUB-ACCOUNT                                                    1 YEAR        3 YEARS      5 YEARS       10 YEARS
-----------                                                    ------        -------      -------       --------
AIM Variable Insurance Funds, Inc.:
  AIM V.I. Capital Appreciation                                 $ 20          $ 63         $108          $233
  AIM V.I. Balanced                                             $ 26          $ 79         $134          $286
  AIM V.I. Growth                                               $ 21          $ 65         $111          $238
  AIM V.I. International Equity                                 $ 23          $ 70         $121          $258
  AIM V.I. Value                                                $ 20          $ 63         $108          $231
  AIM V.I. Government Securities                                $ 21          $ 66         $113          $242
  AIM V.I. High Yield                                           $ 25          $ 77         $132          $280
Fidelity Variable Insurance Products Fund (VIP):
  Fidelity VIP Equity Income                                    $ 19          $ 60         $103          $222
  Fidelity VIP Overseas                                         $ 23          $ 70         $119          $256
  Fidelity VIP Growth                                           $ 20          $ 63         $108          $231
Fidelity Variable Insurance Products Fund II (VIP II):
  Fidelity VIP II Contrafund                                    $ 20          $ 63         $108          $231
Fidelity Variable Insurance Products Fund III (VIP III):
  Fidelity VIP III Growth Opportunities                         $ 23          $ 70         $119          $256
Templeton Variable Products Series Fund:
  Templeton Asset Allocation - Class 2                          $ 24          $ 74         $127          $270
  Templeton International - Class 2                             $ 25          $ 77         $131          $278
Oppenheimer Variable Account Funds:
  Oppenheimer VA Main Street Growth & Income                    $ 22          $ 67         $114          $245
  Oppenheimer VA Aggressive Growth                              $ 21          $ 64         $110          $237
  Oppenheimer VA Strategic Bond                                 $ 22          $ 67         $115          $246
The Dreyfus Socially Responsible Growth Fund, Inc.:
  Dreyfus Socially Responsible Growth                           $ 22          $ 67         $115          $246
Dreyfus Stock Index Fund:
  Dreyfus Stock Index                                           $ 16          $ 50         $ 86          $188
Dreyfus Variable Investment Fund:
  Dreyfus VI Capital Appreciation                               $ 22          $ 67         $115          $247
Wells Fargo Variable Trust:
  Wells Fargo VT Equity Income                                  $ 24          $ 73         $125          $267
 Wells Fargo VT Asset Allocation                                $ 24          $ 73         $125          $267
 Wells Fargo VT Growth                                          $ 24          $ 73         $125          $267
Delaware Group Premium Fund, Inc.:
  Delaware GP Small Cap Value Series                            $ 22          $ 69         $117          $252
  Delaware GP Trend Series                                      $ 22          $ 69         $117          $252
HSBC Variable Insurance Funds:
  HSBC VI Fixed Income                                          $ 41          $125         $210          $429
  HSBC VI Growth & Income                                       $ 29          $ 88         $150          $316
  HSBC VI Cash Management                                       $ 33          $ 99         $169          $352


Please remember that you are looking at examples and not a representation of past or future expenses. Your actual expenses may be lesser or greater than those shown above. Similarly, your rate of return may be lesser or greater than 5%, which is not guaranteed. To reflect the contract maintenance charge in the examples, we estimated an equivalent percentage charge, based on an assumed average Contract size of $40,000.

FINANCIAL INFORMATION

------------------------------------------------------------------------------



To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "Accumulation Unit." Each Variable Sub-Account has a separate value for its Accumulation Units we call "Accumulation Unit Value." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no accumulation unit values to report because the Contracts were first offered as of the date of this Prospectus. The financial statements of the Variable Account and Allstate New York appear in the Statement of Additional Information.

THE CONTRACT

------------------------------------------------------------------------------



CONTRACT OWNER

The Allstate Custom Portfolio Variable Annuity is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

o    the investment alternatives during the Accumulation and Payout Phases,

o    the amount and timing of your purchase payments and withdrawals,

o    the programs you want to use to invest or withdraw money,

o    the income payment plan you want to use to receive retirement income,

o the Annuitant (either yourself or someone else) on whose life the income payments will be based,

o the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner or Annuitant dies, and

o    any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person.

You can use the Contract with or without a qualified plan. A qualified plan is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued with a qualified plan. See "Qualified Plans" on page __.


ANNUITANT

The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. If the Contract owner is a natural person you may change the Annuitant prior to the Payout Start Date. In our discretion, we may permit you to designate a joint Annuitant, who is a second person on whose life income payments depend, on or after the Payout Start Date.

If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

o    the youngest Contract owner, otherwise

o    the youngest Beneficiary.

BENEFICIARY

The Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you do not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

o    your spouse or, if he or she is no longer alive,
o    your surviving children equally, or if you have no surviving children,
o    your estate.

If more than one Beneficiary survives you (or the Annuitant if the Contract owner is not a natural person), we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT

Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT

We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. You should consult with an attorney before trying to assign your Contract.

PURCHASES

------------------------------------------------------------------------------



MINIMUM PURCHASE PAYMENTS

Your initial purchase payment must be at least $3,000 ($2,000 for a Qualified Contract). All subsequent purchase payments must be $100 or more. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments, or reduce the minimum purchase payment we will accept. We reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of at least $25 ($500 for allocation to the Fixed Account) by automatically transferring amounts from your bank account. Please consult with your sales representative for detailed information.


ALLOCATION OF PURCHASE PAYMENTS

At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing. We reserve the right to limit the availability of the investment alternatives.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our servicing center. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our service center located at P.O. Box 94038, Palatine, Illinois, 60094.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL

You may cancel the Contract by returning it to us within the Cancellation Period, which is the 10 day period after you receive the Contract. You may return it by delivering it or mailing it to us. If you exercise this "Right to Cancel," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We will return your purchase payments allocated to the Variable Account after an adjustment to the extent federal or state law permits to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

CONTRACT VALUE

------------------------------------------------------------------------------



On the Issue Date, the Contract Value is equal to the initial purchase payment. Your Contract Value at any other time during the Accumulation Phase is equal to the sum of the value as of the most recent Valuation Date of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your interest in the Fixed Account.


ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

o changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

o the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date.

You should refer to the prospectus for the Portfolios that accompanies this prospectus for a description of how the assets of each Portfolio are valued, since that determination directly bears on the Accumulation Unit Value of the corresponding Variable Sub-Account and, therefore, your Contract Value.

INVESTMENT ALTERNATIVES:  The Variable Sub-Accounts

------------------------------------------------------------------------------



You may allocate your purchase payments to up to 28 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectus for the Portfolio. You should carefully review the Portfolio prospectuses before allocating amounts to the Variable Sub-Accounts.


--------------------------------------------------- --------------------------------------------------- -----------------------
Portfolio:                                          Each Portfolio Seeks                                Investment
                                                                                                        Adviser:
--------------------------------------------------- --------------------------------------------------- -----------------------
AIM V.I. Capital Appreciation Fund                  Growth of capital



                                                                                                        A I M Advisors, Inc.
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
AIM V.I. Balanced Fund                              As high a total return as possible, consistent
                                                    with preservation of capital
--------------------------------------------------- ---------------------------------------------------
AIM V.I. Growth Fund                                Growth of capital
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- ---------------------------------------------------
AIM V.I. International Equity Fund                  Long-term growth of capital
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
AIM V.I. Value Fund                                 Long-term growth of capital
--------------------------------------------------- --------------------------------------------------- -----------------------
AIM V.I. Government Securities Fund                 A high level of current income consistent with
                                                    reasonable concern for safety of principal
--------------------------------------------------- --------------------------------------------------- -----------------------
AIM V.I. High Yield Fund                            A high level of current income
--------------------------------------------------- --------------------------------------------------- -----------------------
Fidelity VIP Equity Income Portfolio                Reasonable income
                                                                                                         Fidelity Management
                                                                                                         & Research Company
--------------------------------------------------- --------------------------------------------------- -----------------------
Fidelity VIP Overseas Portfolio                     Long-term growth of capital
--------------------------------------------------- --------------------------------------------------- -----------------------
Fidelity VIP Growth Portfolio                       Capital appreciation
--------------------------------------------------- --------------------------------------------------- -----------------------
Fidelity VIP II Contrafund Portfolio                Long-term capital appreciation
--------------------------------------------------- --------------------------------------------------- -----------------------
Fidelity VIP III Growth Opportunities Portfolio     Capital growth
--------------------------------------------------- --------------------------------------------------- -----------------------
Templeton Asset Allocation Fund - Class 2           High total return                                   Templeton Investment
                                                                                                            Counsel, Inc.
--------------------------------------------------- --------------------------------------------------- -----------------------
Templeton International Fund - Class 2              Long-term capital growth
--------------------------------------------------- --------------------------------------------------- -----------------------
Oppenheimer VA Main Street Growth & Income          High total return, which includes growth in the
  Fund                                              value of its shares as well as current income         OppenheimerFunds,
                                                                                                                Inc.
--------------------------------------------------- --------------------------------------------------- -----------------------
Oppenheimer VA Aggressive Growth Fund               Capital appreciation
--------------------------------------------------- --------------------------------------------------- -----------------------
Oppenheimer VA Strategic Bond Fund                  A high level of current income
--------------------------------------------------- --------------------------------------------------- -----------------------
Dreyfus Socially Responsible Growth Fund            Capital growth and, secondarily, current income

                                                                                                             The Dreyfus
                                                                                                             Corporation
--------------------------------------------------- --------------------------------------------------- -----------------------
Dreyfus Stock  Index  Fund                          To  match the  total  returns of the Standard
                                                    & Poor's 500 Composite Stock Index
--------------------------------------------------- --------------------------------------------------- -----------------------
Dreyfus VI Capital Appreciation Portfolio           Long-term capital growth consistent with the
                                                    preservation of capital; current income is a
                                                    secondary goal.
--------------------------------------------------- --------------------------------------------------- -----------------------
Wells Fargo VT Equity Income Fund                   Long-term capital appreciation and above-average
                                                    dividend income.                                      Wells Fargo Bank,
                                                                                                                N.A.
--------------------------------------------------- ---------------------------------------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
Wells                                               Fargo  VT  Asset  Allocation Fund Long-term total
                                                    return, consistent  with  reasonable risk.
--------------------------------------------------- ---------------------------------------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
Wells Fargo VT Growth Fund                          Long-term capital appreciation
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
Delaware GP Small Cap Value Series                  Capital appreciation                                 Delaware Management
                                                                                                               Company
--------------------------------------------------- ---------------------------------------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
Delaware GP Trend Series                            Long-term capital appreciation
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
HSBC VI Fixed Income Fund                           High current income consistent with appreciation         HSBC Asset
                                                    of capital                                           Management Americas
                                                                                                                Inc.
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
HSBC VI Growth & Income Fund                        Long-term growth of capital and current income
--------------------------------------------------- --------------------------------------------------- -----------------------
--------------------------------------------------- --------------------------------------------------- -----------------------
HSBC                                                VI Cash  Management  Fund As high  a  level  of
                                                    current income as is consistent with preservation
                                                    of capital and liquidity
--------------------------------------------------- --------------------------------------------------- -----------------------

Amounts you allocate to Variable Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Variable Sub-Accounts invest. You bear the investment risk that the Portfolios might not meet their investment objectives. Shares of the Portfolios are not deposits, or obligations of, or guaranteed or endorsed by any bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.


INVESTMENT ALTERNATIVES : The Fixed Account

------------------------------------------------------------------------------


You may allocate all or a portion of your purchase payments to the Fixed Account. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.


GUARANTEE PERIODS

Each payment or transfer allocated to the Fixed Account earns interest at a specified rate that we guarantee for a period of years we call a Guarantee Period. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee Periods of 1, 3, 5, 7, and 10 years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods. You select one or more Guarantee Periods for each purchase payment or transfer. If you do not select the Guarantee Period for a purchase payment or transfer, we will assign the shortest Guarantee Period available under the Contract for such payment or transfer.

Each payment or transfer allocated to a Guarantee Period must be at least $500. We reserve the right to limit the number of additional purchase payments that you may allocate to the Fixed Account. Please consult with your sales representative for more information.


INTEREST RATES

We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We may declare different interest rates for Guarantee Periods of the same length that begin at different times. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. We determine the interest rates to be declared in our sole discretion. We can neither predict nor guarantee what those rates will be in the future. For current interest rate information, please contact your sales representative or Allstate New York at 1-800-692-4682. The interest rate will never be less than the minimum guaranteed amount stated in the Contract.


HOW WE CREDIT INTEREST

We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the effective annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment allocated to the Fixed Account would grow, given an assumed Guarantee Period and effective annual interest rate:

Purchase Payment..............................$10,000
Guarantee Period..............................5 years
Annual Interest Rate........................... 4.50%


                              END OF CONTRACT YEAR

                                             YEAR 1       YEAR 2        YEAR 3       YEAR 4        YEAR 5

Beginning Contract Value                   $10,000.00
X (1 + Annual Interest Rate)                 X  1.045
                                           $10,450.00
Contract Value at end of Contract Year                  $10,450.00
X (1 + Annual Interest Rate)                              X  1.045
                                                        $10,920.25

Contract Value at end of Contract Year                                $10,920.25
X (1 + Annual Interest Rate)                                            X  1.045
                                                                      $11,411.66
Contract Value at end of Contract Year                                             $11,411.66
X (1 + Annual Interest Rate)                                                          X 1.045
                                                                                   $11,925.19
Contract Value at end of Contract Year                                                            $11,925.19
X (1 + Annual Interest Rate)                                                                         X 1.045
                                                                                                  $12,461.82

Total Interest Credited During Guarantee Period = $2,461.82 ($12,461.82-$10,000)

This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a partial withdrawal, you may be required to pay a withdrawal charge. In addition, the amount withdrawn may be increased or decreased by a Market Value Adjustment that reflects changes in interest rates since the time you invested the amount withdrawn. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above but will never be less than the guaranteed minimum rate stated in the Contract.


RENEWALS

At least 15 but not more than 45 days prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

1) take no action. We will automatically apply your money to a new Guarantee Period of the shortest duration available. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for a Guarantee Period of that length; or

2) instruct us to apply your money to one or more new Guarantee Periods of your choice. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods; or

3) instruct us to transfer all or a portion of your money to one or more Variable Sub-Accounts. We will effect the transfer on the day we receive your instructions. We will not adjust the amount transferred to include a Market Value Adjustment; or

4) withdraw all or a portion of your money. You may be required to pay a withdrawal charge, but we will not adjust the amount withdrawn to include a Market Value Adjustment. You may also be required to pay premium taxes and withholding (if applicable). The amount withdrawn will be deemed to have been withdrawn on the day the previous Guarantee Period ends. Unless you specify otherwise, amounts not withdrawn will be applied to a new Guarantee Period of the shortest duration available. The new Guarantee Period will begin on the day the previous Guarantee Period ends.

Under our Automatic Laddering Program ("Automatic Laddering Program"), you may choose, in advance, to use Guarantee Periods of the same length for all renewals. You can select this Program at any time during the Accumulation Phase, including on the Issue Date. We will apply renewals to Guarantee Periods of the selected length until you direct us in writing to stop. We may stop offering this Program at any time. For additional information on the Automatic Laddering Program, please call our Customer Service unit at 1-800-692-4682.


MARKET VALUE ADJUSTMENT

All withdrawals in excess of the Preferred Withdrawal Amount, and transfers from a Guarantee Period, other than those taken during the 30 day period after such Guarantee Period expires, are subject to a Market Value Adjustment. A Market Value Adjustment also applies when you apply amounts currently invested in a Guarantee Period to an Income Plan (unless paid or applied during the 30 day period after such Guarantee Period expires). We will not apply a Market Value Adjustment to a transfer you make as part of a Dollar Cost Averaging Program. We also will not apply a Market Value Adjustment to a withdrawal you make:

o    within the Preferred Withdrawal Amount as described on page __, or

o    to satisfy the IRS minimum distribution rules for the Contract.

We apply the Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Guarantee Period to the time it is removed from that Guarantee Period. We calculate the Market Value Adjustment by comparing the Treasury Rate for a period equal to the Guarantee Period at its inception to the Treasury Rate for a period equal to the time remaining in the Guarantee Period when you remove your money. "Treasury Rate" means the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Bulletin Release H.15.

The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates increase significantly, the Market Value Adjustment and any withdrawal charge, premium taxes, and income tax withholding (if applicable) could reduce the amount you receive upon full withdrawal of your Contract Value to an amount that is less than the purchase payment plus interest at the minimum guaranteed interest rate under the Contract.

Generally, if the Treasury Rate at the time you allocate money to a Guarantee Period is higher than the applicable current Treasury Rate for a period equal to the time remaining in the Guarantee Period, then the Market Value Adjustment will result in a higher amount payable to you or transferred. Conversely, if the Treasury Rate at the time you allocate money to a Guarantee Period is lower than the applicable Treasury Rate for a period equal to the time remaining in the Guarantee Period, then the Market Value Adjustment will result in a lower amount payable to you or transferred.

For  example,  assume  that you  purchase a  Contract  and you select an initial
Guarantee Period of 5 years and the 5 year Treasury Rate for that duration is 4.50%. Assume that at the end of 3 years, you make a partial withdrawal. If, at that later time, the current 2 year Treasury Rate is 4.20%, then the Market
Value Adjustment will be positive, which will result in an increase in the amount payable to you. Conversely, if the current 2 year Treasury Rate is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you.

The formula for calculating Market Value Adjustments is set forth in Appendix A to this prospectus, which also contains additional examples of the application of the Market Value Adjustment.

INVESTMENT ALTERNATIVES:  Transfers

------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer Contract Value among the investment alternatives at any time. The minimum amount that you may transfer into a Guarantee Period is $500. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. We treat transfers to or from more than one Portfolio on the same day as one transfer. Transfers you make as part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program do not count against the 12 free transfers per Contract Year.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to 6 months from the date we receive your request. If we decide to postpone transfers from the Fixed Account for 10 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

If you transfer an amount from a Guarantee Period other than during the 30 day period after such Guarantee Period expires, we will increase or decrease the amount by a Market Value Adjustment. If any transfer reduces your value in such Guarantee Period to less than $500, we will treat the request as a transfer of the entire value in such Guarantee Period.

We reserve the right to waive any transfer fees and restrictions.


TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.


TELEPHONE TRANSFERS

You may make transfers by telephone by calling 1-800-692-4682, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


DOLLAR COST AVERAGING PROGRAM

Through the Dollar Cost Averaging Program, you may automatically transfer a set amount every month during the Accumulation Phase from any Variable Sub-Account, or the 1 year Guarantee Period of the Fixed Account, to any other Variable Sub-Account. You may not use dollar cost averaging to transfer amounts to the Fixed Account.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee. In addition, we will not apply the Market Value Adjustment to these transfers.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market.

Call or write us for instructions on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations.

We will rebalance your account each quarter according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

         Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the AIM V.I. Balanced Variable Sub-Account and 60% to be in the Fidelity VIP Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the AIM V.I. Balanced Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the AIM V.I. Balanced Variable Sub-Account and use the money to buy more units in the Fidelity VIP Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio   rebalancing  is  consistent  with  maintaining  your  allocation  of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES

------------------------------------------------------------------------------


As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE

During the Accumulation Phase, on each Contract Anniversary, we will deduct a $30 contract maintenance charge from your Contract Value invested in each Variable Sub-Account in proportion to the amount invested. We also will deduct a full contract maintenance charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver, described below. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is for the cost of maintaining each Contract and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge. We will waive this charge if:

o    total purchase payments equal $50,000 or more, or

o    all  of  your  money  is  allocated  to the  Fixed  Account  on a  Contract
     Anniversary.


MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily at an annual rate of 1.15% of the daily net assets you have invested in the Variable Sub-Accounts. The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


ADMINISTRATIVE EXPENSE CHARGE

We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.


TRANSFER FEE

We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE

We may assess a withdrawal charge of up to 7% of the purchase payment(s) you withdraw in excess of the Preferred Withdrawal Amount, adjusted by a Market Value Adjustment. The charge declines by 1% annually to 0% after 7 complete years from the day we receive the purchase payment being withdrawn. A schedule showing how the charge declines appears on page __. During each Contract Year, you can withdraw up to 15% of purchase payments without paying the charge. Unused portions of this 15% "Preferred Withdrawal Amount" are not carried forward to future Contract Years.

We determine the withdrawal charge by:

o multiplying the percentage corresponding to the number of complete years since we received the purchase payment being withdrawn, times

o the part of each purchase payment withdrawal that is in excess of the Preferred Withdrawal Amount, adjusted by a Market Value Adjustment.

We will deduct withdrawal charges, if applicable, from the amount paid. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings in the Contract. Thus, for tax purposes, earnings are considered to come out first, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

o on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

o the death of the Contract owner (Annuitant if Contract owner is not a natural person);

o withdrawals taken to satisfy IRS minimum distribution rules for the Contract; and

o    withdrawals made after all purchase payments have been withdrawn.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals may be subject to tax penalties or income tax and a Market Value Adjustment. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


PREMIUM TAXES


Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES

We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.


OTHER EXPENSES

Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectus for the Portfolios. For a summary of these charges and expenses, see pages ___ above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.
 .

ACCESS TO YOUR MONEY


------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page __.

The amount payable upon withdrawal is the Contract Value next computed after we receive the request for a withdrawal at our service center, adjusted by any Market Value Adjustment, less any withdrawal charges, contract maintenance charges, income tax withholding, penalty tax, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

If you request a total withdrawal, you must return your Contract to us.


POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1) The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2)   An emergency exists as defined by the SEC; or

3)   The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account for up to 6 months or a shorter period if required by law. If we delay payment or transfer for 10 business days or more, we will pay interest as required by law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.


SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or the Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the net asset value of the Variable Sub-Accounts and the value of the Fixed Account, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE

If your request for a partial withdrawal would reduce the amount in any Guarantee Period to less than $500, we will treat it as a request to withdraw the entire amount invested in such Guarantee Period. In addition, if your request for a partial withdrawal would reduce the Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges, income tax withholding, and premium taxes.

INCOME PAYMENTS

------------------------------------------------------------------------------



PAYOUT START DATE

The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be no later than the Annuitant's 90th birthday.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS

An "Income Plan" is a series of payments on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

o        fixed income payments;
o        variable income payments; or
o        a combination of the two.

The three Income Plans are:

         Income Plan 1 -- Life Income with Guaranteed Payments. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

         Income Plan 2 -- Joint and Survivor Life Income with Guaranteed Payments. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

         Income Plan 3 -- Guaranteed Payments for a Specified Period (5 Years to 30 Years). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments due. A withdrawal charge may apply. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We may make other Income Plans available. You may obtain information about them by writing or calling us.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, adjusted by a Market Value Adjustment, less applicable taxes to your Income Plan on the Payout Start Date. If the Contract Value is less than $2,000 or not enough to provide an initial payment of at least $20, and state law permits, we may:

o terminate the Contract and pay you the Contract Value, adjusted by any Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

o    reduce the frequency of your payments so that each payment will be at least
     $20.


VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolio and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.


FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from the Fixed Account for the duration of the Income Plan. We calculate the fixed income payments by:

1) adjusting the portion of the Contract Value in the Fixed Account on the Payout Start Date by any applicable Market Value Adjustment;

2)   deducting any applicable premium tax; and

3) applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or such shorter time as state law may require. If we defer payments for 10 business days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, you should consult with legal counsel as to whether the purchase of a Contract is appropriate. For qualified plans, where it is appropriate, we may use income payment tables that do not distinguish on the basis of sex.

DEATH BENEFITS

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We will pay a death benefit if, prior to the Payout Start Date:

1)   any Contract owner dies or,
2)   the Annuitant dies, if the Contract owner is not a natural person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies).


Death Benefit Amount

Prior to the Payout Start Date, the death benefit is equal to the greatest of:

     1)   the Contract Value as of the date we determine the death benefit, or

     2) the Settlement Value (that is, the amount payable on a full withdrawal of Contract Value) on the date we determine the death benefit, or

     3) the Contract Value on the Death Benefit Anniversary immediately preceding the date we determine the death benefit, adjusted by any purchase payments, withdrawal adjustment as defined below, and charges made since that Death Benefit Anniversary. A "Death Benefit Anniversary" is every seventh Contract Anniversary beginning with the Issue Date. For example, the Issue Date, 7th and 14th Contract Anniversaries are the first three Death Benefit Anniversaries, or

     4) the greatest of the Anniversary Values as of the date we determine the death benefit. An "Anniversary Value" is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that anniversary and reduced by the amount of any withdrawal adjustment, as defined below, since that anniversary. Anniversary Values will be calculated for each Contract Anniversary prior to the earlier of:

          (i)  the date we determine the death benefit, or

          (ii) the deceased's 75th birthday or 5 years after the Issue Date, if later.

          The value of the death benefit will be determined at the end of the Valuation Date on which we receive a complete request for payment of the death benefit, which includes Due Proof of Death.

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

(a)  = the withdrawal amount,

(b)  = the Contract Value immediately prior to the withdrawal, and

(c) = the value of the applicable death benefit alternative immediately prior to the withdrawal.

See Appendix B for an example representative of how the withdrawal adjustment applies.

We will not settle any death claim until we receive Due Proof of Death. We will accept the following documentation as Due Proof of Death:

o    a certified copy of a death certificate; or

o a certified copy of a decree of a court of competent jurisdiction as to a finding of death; or

o    any other proof acceptable to us.


Death Benefit Payments

A death benefit will be paid:

1) if the Contract owner elects to receive the death benefit distributed in a single payment within 180 days of the date of death, and

2) if the death benefit is paid as of the day the value of the death benefit is determined.

Otherwise, the Settlement Value will be paid. The new Contract owner may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of death.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the Contract owner eligible to receive the death benefit is not a natural person, the Contract owner may elect to receive the distribution upon death in one or more distributions.

If the Contract owner is a natural person, the Contract owner may elect to receive the death benefit either in one or more distributions, or by periodic payments through an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

o    the life of the Contract owner; or

o    a period not to exceed the life expectancy of the Contract owner; or

o the life of the Contract owner with payments guaranteed for a period not to exceed the life expectancy of the Contract owner.

If the surviving spouse of the deceased Contract owner is the new Contract owner, then the spouse may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. The Contract may only be continued once. If the Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge. However, any applicable Market Value Adjustment, determined as of the date of the withdrawal, will apply.

MORE INFORMATION

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ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Allstate New York is currently licensed to operate in New York. Our home office is One Allstate Drive, Farmingville, New York 11738. Our servicing center is located in Northbrook, Illinois.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns Allstate New York the financial performance rating of A+(g). Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Allstate New York. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, 28 of which are available through the Contracts. Each Variable Sub-Account invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS

Dividends  and  Capital  Gain  Distributions.   We  automatically  reinvest  all
dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Voting Privileges. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date, the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

Changes in Portfolios. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment portfolio. Any substitution of securities will comply with the requirements of the 1940 Act. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any changes.

Conflicts of Interest. Certain of the Portfolios sell their shares to Variable Accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance Variable Accounts and variable annuity Variable Accounts to invest in the same Portfolio. The boards of directors of these Portfolios monitor for possible conflicts among Variable Accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a Variable Account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors may require a Variable Account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a Variable Account withdrawing because of a conflict.


THE CONTRACT

Distribution. Allstate Life Financial Services, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, Illinois 60062-7154, serves as distributor of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

We will pay commissions to broker-dealers who sell the Contracts. Commissions paid may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 6.25% of any purchase payments. These commissions are intended to cover distribution expenses. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Allstate New York does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.

Administration. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

o    issuance of the Contracts;
o    maintenance of Contract owner records;
o    Contract owner services;
o    calculation of unit values;
o    maintenance of the Variable Account; and
o    preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. The annual statement details values and specific Contract data for each particular Contract. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS

If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS

Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Allstate New York on certain federal securities law matters. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and Allstate New York's right to issue such Contracts under New York insurance law, have been passed upon by Michael J.
Velotta, General Counsel of Allstate New York.


YEAR 2000

Allstate New York is heavily dependent upon complex computer systems for all phases of its operations, including customer service, risk management, and policy and contract administration. Since many of Allstate New York's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed or replaced, ("Year 2000 Issue"). Allstate New York believes that many of its counterparties and suppliers also have Year 2000 Issues which could affect Allstate New York. In 1995, Allstate Insurance Company commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes Allstate New York actively working with its major external counterparties and suppliers to assess their compliance efforts and Allstate New York's exposure to them. Allstate New York presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity or financial position. Year 2000 costs are and will be expensed as incurred.

TAXES

------------------------------------------------------------------------------



The following discussion is general and is not intended as tax advice. Allstate New York makes no guarantee regarding the tax treatment of any Contract or transaction involving a Contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Annuities in General

Tax Deferral. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

     1)   the Contract owner is a natural person,

     2) the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

     3) Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

Non-natural Owners. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

Diversification Requirements. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Variable Account investments may cause an investor to be treated as the owner of the Variable Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Variable Account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of Variable
Account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation of Partial and Full Withdrawals. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o    made on or after the date the individual attains age 59 1/2,

o    made to a beneficiary after the Contract owner's death,

o    attributable to the Contract owner being disabled, or

o for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

Taxation of Annuity Payments. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Taxation of Annuity Death Benefits. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

     1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

     2) if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

Penalty Tax on Premature Distributions. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

     1)   made on or after the date the Contract owner attains age 59 1/2;

     2)   made as a result of the Contract owner's death or disability;

     3) made in substantially equal periodic payments over the owner's life or life expectancy,

     4)   made under an immediate annuity; or

     5)   attributable to investment in the contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

Aggregation of Annuity Contracts. All non-qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


TAX QUALIFIED CONTRACTS

The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA.

Contracts may be used as investments with certain qualified plans such as:

o Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

o    Roth IRAs under Section 408A of the Code;

o    Simplified Employee Pension Plans under Section 408(k) of the Code;

o Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

o    Tax Sheltered Annuities under Section 403(b) of the Code;

o    Corporate and Self Employed Pension and Profit Sharing Plans; and

o    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above. In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

Restrictions Under Section 403(b) Plans. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

     1)   on or after the date the employee

          o    attains age 59 1/2,

          o    separates from service,

          o    dies,

          o    becomes disabled, or

     2) on account of hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.


INCOME TAX WITHHOLDING

Allstate New York is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

     1)   required minimum distributions, or

     2) a series of substantially equal periodic payments made over a period of at least 10 years, or,

     3)   over the life (joint lives) of the participant (and beneficiary).

Allstate New York may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

ANNUAL REPORTS AND OTHER DOCUMENTS

------------------------------------------------------------------------------

Allstate New York's annual report on Form 10-K for the year ended December 31, 1998 and the 10-Q reports for March 31, 1999, June 30, 1999 and September 30, 1999 are incorporated herein by reference, which means that they are legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000948255. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at Customer Service, P.O. Box 94038, Palatine, Illinois 60094-4038 (telephone:
1-800-692-4682).

PERFORMANCE INFORMATION

------------------------------------------------------------------------------


We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

                                       APPENDIX A

                                 MARKET VALUE ADJUSTMENT



The Market Value Adjustment is based on the following:

       I = the Treasury Rate for a maturity equal to the applicable Guarantee Period for the week preceding the establishment of the Guarantee Period.

       N = the number of whole and partial years from the date we receive the withdrawal, transfer or death benefit request, or from the Payout Start Date to the end of the Guarantee Period.

       J = the Treasury Rate for a maturity of length N for the week preceding the receipt of the withdrawal, transfer, death benefit, or income payment request. If a note with a maturity of length N is not available, a weighted average will be used. If N is one year or less, J will be the 1-year Treasury Rate.

       Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15.

The Market Value Adjustment factor is determined from the following formula:

                                    .9 X (I - J) X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn (in excess of the Preferred Withdrawal Amount), paid as a death benefit, or applied to an Income Plan, from a Guarantee Period at any time other than during the 30 day period after such Guarantee Period expires.

                           EXAMPLES OF MARKET VALUE ADJUSTMENT

Purchase Payment:                                 $10,000 allocated to a Guarantee Period
Guarantee Period:                                 5 years
Guaranteed Interest Rate:                         4.50%
5 Year Treasury Rate at the time the
Guarantee Period is established:                  4.50%
Full Surrender:                                   End of Contract Year 3


NOTE: These examples assume that premium taxes are not applicable.

                      EXAMPLE 1: (Assumes declining interest rates)


Step 1. Calculate Contract Value at End of Contract Year 3:       10,000.00 X (1.045)3 = $11,411.66



Step 2. Calculate the Preferred Withdrawal Amount:                .15 X 10,000.00 = $1,500.00



Step 3. Calculate the Market Value Adjustment:                    I     =           4.5%
                                                                  J     =           4.2%

                                                                                     730 Days
                                                                                     --------
                                                                  N     =            365 days       = 2

                                                                  Market Value Adjustment Factor: .9 X (I-J) X N

                                                                  = .9 X (.045 - .042) X (730/365) = .0054

                                                                  Market   Value
                                                                  Adjustment   =
                                                                  Market   Value
                                                                  Adjustment
                                                                  Factor       X
                                                                  Amount Subject
                                                                  to      Market
                                                                  Value
                                                                  Adjustment:

                                                                  = .0054 X (11,411.66-1,500.00) = $53.52


Step 4. Calculate the Withdrawal Charge:                          .05 X (10,000.00 - 1,500.00 + 53.52)=$427.68


Step 5. Calculate the amount received by Customers as a
result of full withdrawal at the end of Contract Year 3:          11,411.66 - 427.68 + 53.52 = $11,037.50

                       EXAMPLE 2: (Assumes rising interest rates)



Step 1. Calculate Contract Value at End of Contract Year 3:          10,000.00 X (1.045)3 = $11,411.66



Step 2. Calculate the Preferred Withdrawal Amount:                   .15 X (10,000.00) = $1,500.00



Step 3. Calculate the Market Value Adjustment:                       I     =           4.5%
                                                                     J     =           4.8%

                                                                                        730 days
                                                                                        --------
                                                                     N     =            365 days       = 2

                                                                     Market Value Adjustment Factor: .9 X (I-J) X N

                                                                     = .9 X (.045 - .048) X (730/365) = -.0054


                                                                     Market  Value  Adjustment  =  Market  Value  Adjustment
                                                                     Factor X Amount Subject to Market Value Adjustment

                                                                     = -.0054 X (11,411.66 - 1,500) = - $53.52



Step 4. Calculate the Withdrawal Charge:                             .05 X (10,000.00 - 1,500 - 53.52) = $422.32



Step 5. Calculate the amount received by customers as a
result of full withdrawal at the end of Contract Year 3:             11,411.66 - 422.32 - 53.52 = $10,935.82


                                       APPENDIX B
                              WITHDRAWAL ADJUSTMENT EXAMPLE



Issue Date:  January 1, 1999

Initial Purchase Payment:  $50,000


                                                                               Death  Benefit Amount


                                 Contract                               Contract         Death
                                 Value Before       Transaction         Value           Benefit         Greatest
                                 Occurrence         Amount              After          Anniversary      Anniversary
Date         Type of Occurrence                                         Occurrence       Value           Value

1/1/99       Issue Date               -              $50,000           $50,000          $50,000          $50,000
1/1/00       Contract Anniversary   $55,000              -             $55,000          $50,000          $55,000
7/1/00       Partial Withdrawal     $60,000          $15,000           $45,000          $37,500          $41,250



Withdrawal adjustment equals the partial withdrawal amount divided by the Contract Value immediately prior to the partial withdrawal multiplied by the value of the applicable death benefit amount alternative immediately prior to the partial withdrawal.

Death Benefit Anniversary Value Death Benefit
Partial Withdrawal Amount                                                                     (w)      $15,000
Contract Value Immediately Prior to Partial Withdrawal                                        (a)      $60,000
Value of Applicable Death Benefit Amount Immediately Prior to Partial Withdrawal              (d)      $50,000
Withdrawal Adjustment                                                               [(w)/(a)]*(d)      $12,500
Adjusted Death Benefit                                                                                 $37,500

Greatest Anniversary Value Death Benefit Partial Withdrawal Amount                            (w)      $15,000
Contract Value Immediately Prior to Partial Withdrawal                                        (a)      $60,000
Value of Applicable Death Benefit Amount Immediately Prior to Partial Withdrawal              (d)      $55,000
Withdrawal Adjustment                                                                [(w)/a)]*(d)      $13,750
Adjusted Death Benefit                                                                                 $41,250

This example represents the proportional reduction applicable in all contracts.


         STATEMENT OF ADDITIONAL INFORMATION
                     TABLE OF CONTENTS

Description                                                               Page

Additions, Deletions or Substitutions of Investments......................
The Contract..............................................................
         Purchases........................................................
         Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers).....
Performance Information...................................................
Calculation of Accumulation Unit Values...................................
Calculation of Variable Income Payments...................................
General Matters...........................................................
         Incontestability.................................................
         Settlements......................................................
         Safekeeping of the Variable Account's Assets.....................
         Premium Taxes....................................................
         Tax Reserves.....................................................
Federal Tax Matters.......................................................
Qualified Plans...........................................................
Experts...................................................................
Financial Statements......................................................



                 -----------------------------------------------




This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We do not authorize anyone to provide any information or representations regarding the offering described in this prospectus other than as contained in this prospectus.



                                  [back cover]

                   ALLSTATE CUSTOM PORTFOLIO VARIABLE ANNUITY


Allstate Life Insurance Company of New York           Statement of Additional Information
Allstate Life of New York Separate Account A                  dated ________, 2000
One Allstate Drive, Farmingville, New York 11738

Service Center
P.O. Box 94038, Palatine, IL 60094-4038
Telephone Number: 1-800-692-4682

This Statement of Additional Information supplements the information in the prospectus for the Allstate Custom Portfolio Variable Annuity. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated _________, 2000, for the Contract. You may obtain a prospectus by writing or calling us at the Service Center address or telephone number listed above.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus.



                                TABLE OF CONTENTS

               Description                                                           Page

               Additions, Deletions or Substitutions of Investments
               The Contract
                        Purchases
                        Tax-free Exchanges (1035 Exchanges, Rollovers
                                and Transfers)
               Performance Information
               Calculation of Accumulation Unit Values
               Calculation of Variable Income Payments
               General Matters
                        Incontestability
                        Settlements
                        Safekeeping of the Variable Account's Assets
                        Premium Taxes
                        Tax Reserves
               Federal Tax Matters
               Qualified Plans
               Experts
               Financial Statements


ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

------------------------------------------------------------------------------


We may add,  delete,  or substitute  the  Portfolio  shares held by any Variable
Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

------------------------------------------------------------------------------


The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.


PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, Allstate Life Financial Services, Inc. ("ALFS"), distributes the Contracts. ALFS is an affiliate of Allstate New York. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION

------------------------------------------------------------------------------

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner.


STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                               1000(1 + T)n = ERV

where:

         T        =        average annual total return

         ERV      =        ending redeemable value of a hypothetical $1,000
                           payment made at the beginning of 1, 5, or 10 year periods or shorter period

         n        =        number of years in the period

         1000     =        hypothetical $1,000 investment


When factoring in the withdrawal charge assessed upon redemption, we exclude the Preferred Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring in the contract maintenance charge, we pro rate the charge by dividing (i) the contract maintenance charges by (ii) the average Contract size of $40,000. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts for the periods ended June 30, 1999 are set out below. No standardized total returns are shown for the HSBC VI Cash Management Variable Sub-Account. In addition, no standardized total returns are shown for the AIM V.I. Balanced, AIM V.I. High Yield, Fidelity VIP Equity Income, Fidelity VIP Growth, Fidelity VIP Overseas, Fidelity VIP II Contrafund, Fidelity VIP III Growth Opportunities, Templeton Asset Allocation - Class 2, Templeton International - Class 2, Oppenheimer VA Aggressive Growth, Oppenheimer VA Main Street Growth & Income, Oppenheimer VA Strategic Bond, Dreyfus Socially Responsible Growth, Dreyfus Stock Index, Dreyfus VI Capital Appreciation, Wells Fargo VT Asset Allocation, Wells Fargo VT Equity Income, Wells Fargo VT Growth, Delaware GP Small Cap Value Series, Delaware GP Trend Series, HSBC VI Fixed Income, and HSBC VI Growth & Income Variable Sub-Accounts, which had not commenced operations as of the date of this Statement of Additional Information.

The Allstate Custom Portfolio Variable Annuity Contracts were first offered to the public on __________, 2000. Accordingly, performance figures for the Variable Sub-Accounts prior to that date reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contracts, including the withdrawal charge and contract maintenance charge described above.

The Variable Sub-Accounts commenced operations on the following dates:

AIM V.I. Capital Appreciation                        October 14, 1996
AIM V.I. Government Securities                       October 14, 1996
AIM V.I. Growth                                      October 14, 1996
AIM V.I. International Equity                        October 14, 1996
AIM V.I. Value                                       October 14, 1996




Variable Sub-Account                              One Year       Five Years      Since Inception

AIM V.I. Capital Appreciation                        22.59%          N/A          15.54%
AIM V.I. Government Securities                       -2.72%          N/A           3.03%
AIM V.I. Growth                                      30.89%          N/A          17.99%
AIM V.I. International Equity                        14.37%          N/A          11.32%
AIM V.I. Value                                       30.89%          N/A          17.99%




NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote average annual total returns that do not reflect the withdrawal charge. We calculate these "non-standardized total returns" in exactly the same way as the standardized total returns described above, except that we replace the ending redeemable value of the hypothetical account for the period with an ending redeemable value for the period that does not take into account any charges on amounts surrendered.

In addition, we may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations would not reflect deductions for withdrawal charges which may be imposed on the Contracts which, if reflected, would reduce the performance quoted. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation Unit Value at the end of the defined period divided by the Accumulation Unit Value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; " 'n' most recent Calendar Years"; and "Inception (commencement of the Sub-account's operation) to date" (day of the advertisement).

The non-standardized total returns for the Variable Sub-Accounts for the periods ended June 30, 1999 are set out below. No non-standardized total returns are shown for the HSBC VI Cash Management Variable Sub-Account. In addition, no non-standardized total returns are shown for the AIM V.I. Balanced, AIM V.I. High Yield, Fidelity VIP Equity Income, Fidelity VIP Growth, Fidelity VIP Overseas, Fidelity VIP II Contrafund, Fidelity VIP III Growth Opportunities, Templeton Asset Allocation - Class 2, Templeton International - Class 2, Oppenheimer VA Aggressive Growth, Oppenheimer VA Main Street Growth & Income, Oppenheimer VA Strategic Bond, Dreyfus Socially Responsible Growth, Dreyfus Stock Index, Dreyfus VI Capital Appreciation, Wells Fargo VT Asset Allocation, Wells Fargo VT Equity Income, Wells Fargo VT Growth, Delaware GP Small Cap Value Series, Delaware GP Trend Series, HSBC VI Fixed Income, and HSBC VI Growth & Income Variable Sub-Accounts, which had not commenced operations as of the date of this Statement of Additional Information. Performance figures for periods prior to the availability of the Contracts reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contracts, excluding any charges imposed on amounts surrendered.



Variable Sub-Account                           One Year       Five Years     Since Inception*

AIM V.I. Capital Appreciation                   30.40%         N/A          16.04%
AIM V.I. Government Securities                  -2.66%         N/A           3.50%
AIM V.I. Growth                                 39.23%         N/A          18.51%
AIM V.I. International Equity                   21.66%         N/A          11.81%
AIM V.I. Value                                  38.35%         N/A          19.40%


* The inception date of each Variable Sub-Account appears under "Standardized Total Returns," above.


ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying
Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract, the contract maintenance charge and the appropriate withdrawal charge.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended June 30, 1999 are set out below. No adjusted historical total returns are shown for the HSBC VI Cash Management Variable Sub-Account.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.


                                                       Inception Date of
                                                    Corresponding Portfolio
Variable Sub-Account

AIM V.I. Balanced                                         May 1, 1998
AIM V.I. Capital Appreciation                             May 5, 1993
AIM V.I. Government Securities                            May 5, 1993
AIM V.I. Growth                                           May 5, 1993
AIM V.I. High Yield                                       May 1, 1998
AIM V.I. International Equity                             May 5, 1993
AIM V.I. Value                                            May 5, 1993
Fidelity VIP Equity Income                               ___________
Fidelity VIP Growth                                      ___________
Fidelity VIP Overseas                                    ___________
Fidelity VIP II Contrafund                               ___________
Fidelity VIP III Growth Opportunities                    ___________
Templeton Asset Allocation - Class 2                     ___________
Templeton International - Class 2                        ___________
Oppenheimer VA Aggressive Growth                         ___________
Oppenheimer VA Main Street Growth & Income               ___________
Oppenheimer VA Strategic Bond                            ___________
Dreyfus Socially Responsible Growth                      ___________
Dreyfus Stock Index                                      ___________
Dreyfus VI Capital Appreciation                          ___________
Wells Fargo VT Asset Allocation                          ___________
Wells Fargo VT Equity Income                             ___________
Wells Fargo VT Growth                                    ___________
Delaware GP Small Cap Value Series                       ___________
Delaware GP Trend Series                                 ___________
HSBC VI Fixed Income                                     ___________
HSBC VI Growth & Income                                  ___________


                                                                                               10 Years or
                                                                                           Since Inception of
Variable Sub-Account                                         One Year       Five Years     Portfolio (if less)

AIM V.I. Balanced                                             14.95%           N/A             10.22%
AIM V.I. Capital Appreciation                                 30.66%         10.88%            11.70%
AIM V.I. Government Securities                                -2.46%          5.71%             4.26%
AIM V.I. Growth                                               39.51%         15.07%            23.19%
AIM V.I. High Yield                                           21.90%           N/A             11.53%
AIM V.I. International Equity                                  5.30%          7.32%            -3.13%
AIM V.I. Value                                                38.62%         13.98%            22.96%
Fidelity VIP Equity Income                                     [ ]              [ ]                 %
Fidelity VIP Growth                                            [ ]              [ ]                 %
Fidelity VIP Overseas                                          [ ]              [ ]                 %
Fidelity VIP II Contrafund                                     [ ]              [ ]                 %
Fidelity VIP III Growth Opportunities                          [ ]              [ ]                 %
Templeton Asset Allocation - Class 2                           [ ]              [ ]                 %
Templeton International - Class 2                              [ ]              [ ]                 %
Oppenheimer VA Aggressive Growth                               [ ]              [ ]                 %
Oppenheimer VA Main Street Growth & Income                     [ ]              [ ]                 %
Oppenheimer VA Strategic Bond                                  [ ]              [ ]                 %
Dreyfus Socially Responsible Growth                            [ ]              [ ]                 %
Dreyfus Stock Index                                            [ ]              [ ]                 %
Dreyfus VI Capital Appreciation                                [ ]              [ ]                 %
Wells Fargo VT Asset Allocation                                [ ]              [ ]                 %
Wells Fargo VT Equity Income                                   [ ]              [ ]                 %
Wells Fargo VT Growth                                          [ ]              [ ]                 %
Delaware GP Small Cap Value Series                             [ ]              [ ]                 %
Delaware GP Trend Series                                       [ ]              [ ]                 %
HSBC VI Fixed Income                                           [ ]              [ ]                 %
HSBC VI Growth & Income                                        [ ]              [ ]                 %


Calculation of Accumulation Unit Values

------------------------------------------------------------------------------


The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m.
Eastern Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.


NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

       (A) is the sum of:

               (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

               (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

       (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

       (C) is the sum of the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS


------------------------------------------------------------------------------


We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide each such portion of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.


CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

     The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

     We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

------------------------------------------------------------------------------


INCONTESTABILITY

We will not contest the Contract after we issue it.


SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.


SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.


PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts. The State of New York currently does not impose a premium tax.


TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

------------------------------------------------------------------------------


THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS

------------------------------------------------------------------------------


The Contract may be used with several types of qualified plans. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.


INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.


ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth
Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.


SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.


TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.


CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.


STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION
DEFERRED COMPENSATION PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.

EXPERTS

------------------------------------------------------------------------------


The financial statements of the Variable Account as of December 31, 1998, and for each of the periods ended December 31, 1998, December 31, 1997, and December 31, 1996, and consolidated financial statements of Allstate New York as of December 31, 1998, and 1997, and for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information have been audited by ________________________________________________, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

------------------------------------------------------------------------------


The financial statements as of and for the years ended December 31, 1998 of the Variable Account and Allstate New York and the accompanying Reports of Independent Auditors appear on the pages that follow. The financial statements of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contracts.

                                     PART C
                                OTHER INFORMATION


24A. FINANCIAL STATEMENTS

Allstate Life Insurance Company of New York Financial Statements and Financial Statement Schedules and Allstate Life of New York Separate Account A Financial Statements are included in Part B of this Registration Statement.*

24B. EXHIBITS

Unless otherwise indicated, the following exhibits, which correspond to those required by Item 24(b) of Form N-4, are filed herewith:

(1) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 033-65381) dated April 30, 1999.)

(2)  Not Applicable

(3) (a) Form of Underwriting Agreement for the Allstate Custom Portfolio Variable Annuity.*

(4) (a) Form of Contract for the Allstate Custom Portfolio Variable Annuity, a group flexible premium deferred variable annuity contract.

(5)  (a)  Form of Application for Allstate Custom Portfolio Variable Annuity.*

(6) (a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K dated March 30, 1999 and incorporated herein by reference.)

     (b) Amended By-laws of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K dated March 30, 1999 and incorporated herein by reference.)

(7)  Not applicable

(8) (a) Form of Participation Agreement for Allstate Custom Portfolio Variable Annuity.*

(9) (a) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company of New York.

(10) (a)  Independent Auditors' Consent*

     (b) Consent of Freedman, Levy, Kroll & Simonds*

(11) Not applicable

(12) Not applicable

(13) Schedule of Computation of Performance Quotations for Allstate Custom Portfolio Variable Annuity.*

(14) Not applicable

(99) (a) Power of Attorney for Kevin R. Slawin (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File Number 033-65381) dated September 20, 1996.)

     (b) Power of Attorney for Louis G. Lower, II, Thomas J. Wilson, Michael J. Velotta, Timothy H. Plogh, Marcia D. Alazraki, Cleveland Johnson, Jr., Gerard F. McDermott, John R. Raben, Jr., and Sally A. Slacke (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Form N-4 Registration Statement (File Number 033-65381) dated April 30, 1999.)

     (c) Power of Attorney for Samuel L. Pilch and Joseph J. Richardson, Jr. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registrant's Form N-4 Registration Statement (File Number 033-65381) dated November 8, 1999.)


*To be filed by Pre-Effective Amendment.

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS                    DEPOSITOR OF THE ACCOUNT

Louis G. Lower, II                          Director and Chairman of the Board of Directors
Thomas J. Wilson, II                        Director and President
Michael J. Velotta                          Director, Vice President, Secretary and General Counsel
Marcia D. Alazraki                          Director
Marla G. Friedman                           Director and Vice President
Vincent A. Fusco                            Director
Cleveland Johnson, Jr.                      Director
Gerard F. McDermott                         Director
Kenneth R. O'Brien                          Director
Timothy H. Plohg                            Director and Vice President
John R. Raben, Jr.                          Director
Joseph J. Richardson, Jr.                   Director and Chief Operations Officer
Sally A. Slacke                             Director
Kevin R. Slawin                             Director and Vice President
Patricia W. Wilson                          Director and Assistant Vice President
Karen C. Gardner                            Vice President
Samuel H. Pilch                             Controller
Casey J. Sylla                              Chief Investment Officer
James P. Zils                               Treasurer
Sharmaine M. Miller                         Chief Administrative Officer
Richard L. Baker                            Assistant Vice President
D. Steven Boger                             Assistant Vice President
Adrian B. Corbiere                          Assistant Vice President
Dorothy E. Even                             Assistant Vice President
John M. Goense                              Assistant Vice President
Judith P. Greffin                           Assistant Vice President
Keith A. Hauschildt                         Assistant Vice President
Ronald Johnson                              Assistant Vice President
Charles D. Mires                            Assistant Vice President
Barry S. Paul                               Assistant Vice President
Robert N. Roeters                           Assistant Vice President
C. Nelson Strom                             Assistant Vice President and Corporate Actuary
Timothy N. Vander Pas                       Assistant Vice President
David A. Walsh                              Assistant Vice President
Emma M. Kalaidjian                          Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Mary J. McGinn                              Assistant Secretary
Ralph A. Bergholtz                          Assistant Treasurer
Mark A. Bishop                              Assistant Treasurer
Robert B. Bodett                            Assistant Treasurer
Barbara S. Brown                            Assistant Treasurer
Nancy M. Bufalino                           Assistant Treasurer
Peter S. Horos                              Assistant Treasurer
Thomas C. Jensen                            Assistant Treasurer
Kathleen A. Knudson                         Assistant Treasurer
David L. Kocourek                           Assistant Treasurer
Daniel C. Leimbach                          Assistant Treasurer
Beth K. Marder                              Assistant Treasurer
Ronald A. Mendel                            Assistant Treasurer
Stephen J. Stone                            Assistant Treasurer
R. Steven Taylor                            Assistant Treasurer
Louise J. Walton                            Assistant Treasurer
Jerry D. Zinkula                            Assistant Treasurer

The principal business address of Mr. McDermott is P.O. Box 9095, Farmingville, New York 11738. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 26, 1999 (File No. 1-11840).


27. NUMBER OF CONTRACT OWNERS

As of the date of the filing of this Registration Statement, the offering of the Allstate Custom Portfolio Variable Annuity Contract had not commenced.

28. INDEMNIFICATION

The by-laws of both Allstate Life Insurance Company of New York (Depositor) and Allstate Life Financial Services, Inc. (Distributor), provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A. RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

(a) Registrant's principal underwriter is also the principal underwriter with respect to the following investment companies:

     Glenbrook Life Multi-Manager Variable Account Glenbrook Life and Annuity Company Variable Annuity Account Glenbrook Life Variable Life Separate Account B Glenbrook Life and Annuity Company Separate Account A Glenbrook Life AIM Variable Life Separate Account A Glenbrook Life Scudder Variable Account (A) Glenbrook Life Variable Life Separate Account A Allstate Life Insurance Company Separate Account A


(b) The directors and officers of the principal underwriter are:

Name and Principal Business         Positions and Offices with Underwriter
Address** of Each Such Person
----------------------------        ----------------------
Louis G. Lower, II                  Director
Thomas J. Wilson, II                Director
Kevin R. Slawin                     Director
Michael J. Velotta                  Director and Secretary
John R. Hunter                      President and Chief Executive Officer
Janet M. Albers                     Vice President and Controller
Brent H. Hamann                     Vice President
Andrea J. Schur                     Vice President
Terry R. Young                      General Counsel and Assistant Secretary
James P. Zils                       Treasurer
Lisa A. Burnell                     Assistant Vice President and Compliance Officer
Robert N. Roeters                   Assistant Vice President
Emma M. Kalaidjian                  Assistant Secretary
Gregory C. Sernett                  Assistant Secretary
Nancy M. Bufalino                   Assistant Treasurer


** The principal address of Allstate Life Financial Services, Inc. is 3100 Sanders Road, Northbrook, Illinois.


(c) Compensation of Allstate Life Financial Services, Inc.

None

30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738.

The Underwriter, Allstate Life Financial Services, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


31. MANAGEMENT SERVICES
None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number (1-800-692-4682) that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL
REVENUE CODE

Allstate Life Insurance Company of New York represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Flexible Premium Deferred Variable Annuity Contracts hereby registered by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Separate Account A, has caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 14th day of January, 2000.

                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                                  (REGISTRANT)

                     BY: ALLSTATE LIFE INSURANCE COMPANY OF
                                    NEW YORK
                                   (DEPOSITOR)

(SEAL)

 By:   /s/ MICHAEL J. VELOTTA
       -------------------------------------
        Michael J. Velotta
        Vice President, Secretary and
           General Counsel


As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 14th day of January, 2000.


*/LOUIS G. LOWER, II                   Chairman of the Board and Director
--------------------                   (Principal Executive Officer)
   Louis G. Lower, II

*/THOMAS J. WILSON, II                 President and Director
----------------------                 (Principal Operating Officer)
   Thomas J. Wilson, II

*/JOSEPH J. RICHARDSON, JR.            Director and Chief Operations Officer
----------------------------
   Joseph J. Richardson, Jr.

/s/MICHAEL J. VELOTTA                  Vice President, Secretary, General
-----------------------                Counsel and Director
   Michael J. Velotta

*/KEVIN R. SLAWIN                      Vice President and Director
------------------                     (Principal Financial Officer)
   Kevin R. Slawin


*/SAMUEL J. PILCH                      Controller
----------------------                 (Principal Accounting Officer)
   Samuel H. Pilch

*/TIMOTHY H. PLOHG                     Vice President and Director
------------------
   Timothy H. Plohg

*/MARCIA D. ALAZRAKI                   Director
--------------------
   Marcia D. Alazraki

*/CLEVELAND JOHNSON, JR.               Director
------------------------
   Cleveland Johnson, Jr.

*/GERARD F. MCDERMOTT               Director
------------------------
   Gerard F. McDermott

*/JOHN R. RABEN, JR.               Director
---------------------
   John R. Raben, Jr.

*/SALLY A. SLACKE                  Director
---------------------
   Sally A. Slacke



*/ By Michael J. Velotta, pursuant to Powers of Attorney previously filed.

Exhibit Index


Exhibit 4            Form of Contract
Exhibit 9            Opinion and Consent of Michael J. Velotta